Exhibit 3.6

AMENDMENT TO RESTATED BYLAWS
OF
JCM PARTNERS, LLC

(As of June 26, 2002)

     Pursuant to a resolution of the Board of Managers, dated June 26, 2002, the Restated Bylaws (as of November 9, 2001) of JCM Partners, LLC, a Delaware limited liability company (the “Company”), were amended by replacing Section 3.11 in its entirety, by the following:

     “3.11     Special Duties and Obligations of Managers; Resignations; Removal.

                  (a)     Subject to the terms of the Limited Liability Company Agreement, a Manager may resign at any time upon 60 days prior notice to the Company; provided, however, that upon the effective date of the amendment to this Section 3.11 (June 26, 2002), a Manager may resign immediately upon notice to the Company. Any Manager who does not so resign shall thereafter be bound by this Section 3.11, as amended.

                  (b)     A Manager, other than the CEO-Manager, may be removed by the Unit Holders only for Cause (as defined below), at an annual or special meeting of Members upon the Consent of more than two-thirds in interest (66-2/3%) of the total then outstanding Units; provided, however, that no such Manager may be so removed if the votes against his or her removal would be sufficient to elect such Manager if such votes were voted cumulatively at a meeting where all Managers, other than the CEO-Manager, are being elected. “Cause” shall be defined for the purposes of this Section 3.11(b) as consisting of a felony or of conviction of a crime involving moral turpitude.

                  (c)     A Manager, other than the CEO-Manager, may be removed by the Board of Managers either

                           (i)     for Cause (as defined in Section 3.11(b)), or

                           (ii)    for a violation of the Special Rules for Managers (as defined in Section 3.11(d) below).

Removal by the Board of Managers pursuant to this Section 3.11(c) may be at an annual, regular or special meeting of the Board of Managers, upon the vote in favor of such removal for Cause or for a violation of the Special Rules for Managers by a majority of the Managers then holding office not counting the Manager subject to removal (i.e., if 10

Managers are in office, a Manager may be removed by the affirmative vote of five Managers).

                  (d)     Each of the following items are Special Rules for Managers. In addition to any other legal or equitable remedies the Company may have for a violation of the Special Rules for Managers, pursuant to Section 3.11(c), the Board of Managers may remove a Manager for a violation of any of the following items:

                           (i)     A Manager (during a Manager’s term of office and thereafter) shall preserve the confidentiality of the Company’s Confidential Information (as defined in Section 3.11(e) below).

                           (ii)    A Manager who is contacted by any person interested (an “Interested Person”) in obtaining control of the Company or the Company’s assets (an “Indication of Interest”) shall instruct the Interested Person to contact the Company’s Chief Executive Officer.

                           (iii)   A Manager shall not solicit any person to make an offer to obtain control of the Company or the Company’s assets.

                           (iv)   No Manager shall engage in any direct or indirect discussions or negotiations with any Interested Person, or any representatives of any Interested Person, about an Indication of Interest, except during a Board of Managers meeting at which such Interested Person (and/or such Interested Person’s representatives) has been invited by either the CEO-Manager or a majority of the Managers then holding office, other than

a.	the Chairman of the Board;

b.	the CEO-Manager;

c.	a Manager authorized by the CEO-Manager; or

d.	a Manager authorized by a majority of the Managers then holding office.

Nothing in this Section 3.11(d)(iv) shall prevent a Manager from discussing with any person, including an Interested Person, the sale of Units beneficially owned by the Manager or otherwise reported by the Manager to the Securities and Exchange Commission pursuant to Section 16(a) of the Securities Exchange Act, subject to compliance with applicable law and the balance of this Section 3.11.

                  (e)     “Confidential Information” as used in Section 3.11(d) herein shall mean:

                           (i)     information that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use, and which is subject to efforts that are reasonable under the circumstances to maintain its confidentiality;

                           (ii)    information received under express or implied conditions of confidentiality;

                           (iii)   all information received by a Manager in his or her capacity as a Manger, including, but not limited to, written material furnished to the Board of Managers by the Company or the Company’s advisors, information provided to the Board of Managers at a Board of Managers meeting, whether verbally or in writing, and all communications received by a Manager from Interested Persons; or

                           (iv)   any other information concerning the Company’s business, the unauthorized disclosure of which could be detrimental to the interests of Company.

                  In addition to the specific items set forth in Section 3.11(e)(iii) above, by example and without limitation, Confidential Information also includes any and all information concerning real estate appraisals or valuations, forecasts or projections, unpublished financial information and budgets. This information may be contained in materials such as reports, board minutes or board materials, or may constitute unwritten information.

                  Notwithstanding the foregoing, “Confidential Information” shall not include any information that a Manager can demonstrate is public knowledge (through no fault of the Manager).